UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  FORM 12b-25/A
                           NOTIFICATION OF LATE FILING


                     Keystone Consolidated Industries, Inc.


                             SEC FILE NUMBER: 1-3919
                             CUSIP NUMBER: 493422109



     [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR


                       For Period Ended: December 31, 2003


      [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable


                         PART I - REGISTRANT INFORMATION


Full Name of Registrant: Keystone Consolidated Industries, Inc.

Former Name if Applicable:  Not Applicable

Address of Principal Executive Office: 5430 LBJ Freeway, Suite 1740
                 Three Lincoln Centre, Dallas, Texas 75240-2697



                        PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[  ]     (a)   The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[  ]     (b)   The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 [  ]    (c)   The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached, if applicable.

                              PART III - NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period:

On February 26, 2004, Keystone Consolidated Industries, Inc. (the "Company" or "Keystone"), together with five of its direct and indirect subsidiaries (FV Steel and Wire Company, DeSoto Environmental Management, Inc., J.L. Prescott Company, Sherman Wire Company F/K/A DeSoto, Inc. and Sherman Wire of Caldwell, Inc.), filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Eastern District of Wisconsin in Milwaukee (the "Bankruptcy Court"). The Company filed a Current Report on Form 8-K on February 27 2004, announcing the filing with the Bankruptcy Court.

The Form 10-K for the fiscal year ended December 31, 2003 for the registrant could not be filed within the prescribed period because of the limitations on staffing, the Company's severely limited financial resources and the significant additional burdens that the Company's Chapter 11 case under the Bankruptcy Code has imposed on the Company's available human and financial resources. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.



                           PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

Bert E. Downing, Jr., Vice President, Chief Financial Officer, Corporate Controller and Treasurer. 972-450-4293.


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Due to the reasons set forth in Part III of this Form, the Company is currently unable to make a reasonable estimate of the change in results of operations from the corresponding period of the last fiscal year.


As provided by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Keystone cautions that statements in this Form 12b-25 relating to matters that are not historical facts including, but not limited to, statements found in this Part IV - "Other Information," are forward-looking statements that represent management's belief and assumptions based on currently available information. Forward-looking statements can be identified by the use of words such as "believes," "intends," "may," "should," "could," "anticipates," "expected," or comparable terminology, or by discussions of strategies or trends. Although Keystone believes the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will prove to be correct. Such statements by their nature involve substantial risks and uncertainties that could significantly impact expected results, and actual future results could differ materially from those described in such forward-looking statements. While it is not possible to identify all factors, Keystone continues to face many risks and uncertainties. Among the factors that could cause actual future results to differ materially are the risks and uncertainties described from time to time in the Company's other filings with the Securities and Exchange Commission including, but not limited to:

     o Future supply and demand for the Company's products (including cyclicality thereof),
     o    Customer inventory levels,
     o Changes in raw material and other operating costs (such as ferrous scrap and energy),
     o    General economic conditions,
     o    Competitive products and substitute products,
     o    Changes in customer and competitor strategies,
     o    The impact of pricing and production decisions,
     o    The possibility of labor disruptions,
     o Environmental matters (such as those requiring emission and discharge standards for existing and new facilities),
     o    Government regulations and possible changes therein,
     o Significant increases in the cost of providing medical coverage to employees and retirees,
     o    The  ability  to  successfully  obtain  reductions  in  the  Company's
          operating   costs,   including   achieving  relief  from  the  current
          provisions of the Company's collective bargaining agreement with its labor union,
     o The ability of the Company to successfully renegotiate the terms of certain of its indebtedness,
     o    The ultimate resolution of pending litigation,
     o International trade policies of the United States and certain foreign countries,
     o    Any possible future litigation, and
     o    Other risks and uncertainties.

Should one or more of these risks materialize (or the consequences of such a development worsen), or should the underlying assumptions prove incorrect, actual results could differ materially from those forecasted or expected. Keystone disclaims any intention or obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

Keystone Consolidated Industries, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: April 5, 2004           KEYSTONE CONSOLIDATED INDUSTRIES, INC.



                              By:    /s/ Bert E. Downing, Jr.
                                     Bert E. Downing, Jr.
                                     Vice President, Chief Financial Officer,
                                     Corporate Controller and Treasurer